Energy Fuels Announces Closing of Sale of Piñon Ridge License and Related Assets

Toronto, Ontario and Lakewood, Colorado – November 7, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has completed the previously announced sale of the Piñon Ridge radioactive materials license and related assets (the “Piñon Ridge Project”) to a private investor group led by Baobab Asset Management LLC and George Glasier, as part of its continuing cost reduction and asset rationalization efforts, on terms previously disclosed. Since the Company owns and operates the 2,000 ton per day White Mesa Mill, the Company no longer needs to construct the 500 ton per day Piñon Ridge Project in order to meet its current or planned production. Energy Fuels’ White Mesa Mill, which is expected to produce 825,000 pounds of U3O8 during 2014, continues to be the only operating conventional uranium mill in the U.S. today.

Stephen P. Antony, President and CEO of Energy Fuels, stated: “We are pleased to close this transaction as part of our continued asset rationalization and cost reduction efforts. By monetizing this non-core uranium asset, Energy Fuels is able to improve our balance sheet and realize cost reductions. Energy Fuels continues to believe in the long-term fundamentals of the uranium and nuclear markets, and this transaction will not impact our future production potential or scalability. Mr. Glasier is extremely knowledgeable of the Piñon Ridge Project, and as a resident of Western Colorado, he is in an excellent position to see it through. Energy Fuels offers our sincere thanks to the people of Western Colorado, and particularly the residents of the West End of Montrose County, who have overwhelmingly supported this project over the past several years.”

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8.Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not rationalization and dispositions, and the impact of the sale on the Company’s current and future production profile. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: the expected cost savings from the sale, continued asset rationalization and dispositions, the impact of the sale on the Company’s current and future production profile, and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com